UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________________________________________

CLEARONE COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

CLEARONE COMMUNICATIONS, INC.
(Name of Filing Persons (Issuer))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

185060100
(CUSIP Number of Class of Securities)

Greg A. LeClaire
Chief Financial Officer
ClearOne Communications, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116
(801) 975-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$393

*
Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,000,000 shares of Common Stock, par value $.001, at the maximum tender offer price of $5.00 per share.

**	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$393
Form or Registration No.:	Schedule TO
Filing Party:	ClearOne Communications, Inc.
Date Filed:	August 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends the Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2008, by ClearOne Communications, Inc.,(the “Company”), relating to the offer by the Company to purchase up to 2,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”), and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

(1)	In Section 1of the Offer to Purchase the third paragraph will be replaced with:

We will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date, upon the terms and subject to the conditions of the Tender Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions.  All Shares tendered and not purchased pursuant to the Tender Offer, including Shares not purchased because of proration, will be promptly returned to the tendering shareholders following the Expiration Date at the Company’s expense.  We reserve the right, in our sole discretion, to purchase more than 2,000,000 Shares pursuant to the Tender Offer.  See Section 14.

(2)	Section 8 of the Offer to Purchase will be replaced with the following:

In the event the maximum of 2,000,000 shares are tendered in the Tender Offer at the maximum purchase price of $5.00 per share, the aggregate purchase price will be approximately $10 million.  We anticipate that we will pay for a majority of the shares tendered in the Tender Offer, as well as paying related fees and expenses, from our cash and investments. We may also use all or a portion of a margin loan established with UBS Financial Services, Inc. to pay for shares tendered, however, we will only need such proceeds in the event the Tender Offer is fully subscribed.  If drawn upon, the loan with UBS will be a $3,870,000 demand margin loan, which will bear interest at a rate based on the 30-day LIBOR rate plus 25 basis points.  The interest rate will be subject to change at any time in the sole discretion of UBS. To secure our obligations under the loan with UBS, we have pledged our auction rate securities as collateral .  We will pay monthly interest payments to UBS, however, no interest payments will be due if a minimum equity ratio (as determined by UBS) is maintained in our collateral accounts.  If the value of the auction rate securities declines below the minimum equity ratio determined by UBS, we may be required to pledge additional collateral as security for the loan, sell the auction rate securities, or otherwise repay the outstanding principal balance.  The UBS loan will be due on demand.

(3)	Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(b) (A)	Margin Loan Agreement, dated September 10, 2008, between ClearOne Communications, Inc. and UBS Financial Services, Inc. (4)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARONE COMMUNICATIONS, INC.

By: /s/ Greg A. LeClaire
Greg A. LeClaire
Chief Financial Officer

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 18, 2008
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Letter to Shareholders
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)*	Advertisement/Press Release, dated August 11, 2008
(b) (A)	Margin Loan Agreement, dated September 10, 2008, between ClearOne Communications, Inc. and UBS Financial Services, Inc. (4)
(c)	Not applicable
(d)	ClearOne Communications, Inc. 2007 Equity Incentive Plan (1)
(d)	ClearOne Communications, Inc. 1998 Stock Option Plan (2)
(d)	ClearOne Communications, Inc. 1997 Employee Stock Purchase Plan (3)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

______________________
*	Previously filed with Schedule TO on August 18, 2008
(1)	Incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed January 22, 2008 (File No. 333-148789).
(2)	Incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).
(3)	Incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).
(4)	Incorporated by reference to Exhibit 10.20 of the Company’s report on Form 8-K filed September 11, 2008.